ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated December 27, 2006

100% Principal Protection Notes

Linked to a Global Index Basket

Deutsche Bank AG, London Branch

Product Description

These 100% Principal Protection Notes Linked to a Global Index Basket (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the performance of a basket of indices. The basket is composed of three equity indices, the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index.

The Notes can help reduce portfolio risk while maintaining exposure to equities. Principal protection only applies at maturity.

Features

Strategic Alternatives to Fixed Income Investing

❑	Potential enhanced returns linked to the performance of a global index basket

❑	100% principal protection at maturity

❑	Diversification into three equity markets

❑	No direct foreign currency exposure

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa3)[1]

Issue Price	$10 per Note

Term	4 years

Basket	Basket Index	Weighting

	S&P 500® Index	33.34%
	Dow Jones EURO STOXX 50® Index	33.33%
	Nikkei 225® Index	33.33%

Payment at Maturity (per $10)

If the Basket Return is positive, you will receive your principal plus an amount based on the Basket Return multiplied by the Participation Rate, calculated as follows:

$10 + ($10 x Basket Return x Participation Rate)

If the Basket Return is zero or negative, you will receive your principal:

$10

Participation Rate[2]	100% to 110%

Basket Return	Basket Ending Level - Basket Starting Level Basket Starting Level

Basket Starting Level	100

Basket Ending Level	The closing level of the Basket on the Final Valuation Date

Trade Date	January 24*, 2007

Settlement Date	January 31*, 2007

Final Valuation Date	January 24*, 2011

Maturity Date	January 31*, 2011

Scenario Analysis at Maturity

Assumption: Participation Rate of 105%

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the term sheet related to this offering dated December 27, 2006, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement E dated December 27, 2006.

Notes: 1 Moody’s Investors Service Ltd has assigned a rating of Aa3 to notes, such as the Notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. 2 The Participation Rate will be set on the Trade Date.

Index Descriptions

The S&P 500® Index

The S&P 500® Index (“SPX”) consists of 500 stocks and is intended to provide a performance benchmark for the U.S. equity markets.

The Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index (“SX5E”) consists of 50 component stocks of market sector leaders from within the Euro Zone.

The Nikkei 225 Index

The Nikkei 225 Index (“NKY”) consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange.

Historical Index Performances

The graph below illustrates the performance of each Basket Index from January 1, 2001 to December 22, 2006.

Source: Bloomberg L.P.

Investor Suitability

The Notes may be suitable for you if:

♦	You believe the Basket Indices will appreciate over the term of the Notes.

♦	You seek an investment that is fully principal protected at maturity.

♦	You are willing to forego dividends paid on the stocks included in the Basket Indices in exchange for potential enhanced returns if the Basket appreciates and principal protection if the Basket declines.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the Notes to maturity.

♦	You are willing to invest in the Notes based on the range indicated for the Participation Rate (the actual participation rate will be determined on the Trade Date).

The Notes may not be suitable for you if:

♦	You do not seek exposure to U.S., European or Japanese equity markets.

♦	You do not believe the Basket Indices will appreciate over the term of the Notes.

♦	You prefer to receive the dividends paid on the stocks included in the Basket Indices.

♦	You seek current income from your investments.

♦	You are unwilling or unable to hold the Notes to maturity.

♦	You seek an investment for which there will be an active secondary market.

Key Risks
♦	Market risk—The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive. You will receive no more than the principal amount of your Notes at maturity if the Basket Return is zero or negative.
♦	The Notes may not pay more than the principal amount—If the Basket Ending Level does not exceed the Basket Starting Level, your return on the Notes will be zero.
♦	Certain built-in costs, such as the agents’ commission and our estimated cost of hedging, are likely to adversely affect the value of the Notes prior to maturity—You should be willing and able to hold your Notes to maturity.
♦	You will not receive interest payments on the Notes or have voting rights or rights to receive cash dividends or other distributions.
♦	No direct exposure to fluctuations in foreign exchange rates—The value of your Notes will not be adjusted for fluctuations in exchange rates related to the U.S. dollar that might affect the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index.
♦	We are one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with the sponsors of, or with any of the other companies whose stock is included in, any of the Basket Indices. As a result, we will have no ability to control the actions of such sponsors or other companies which could affect the value of your Notes.
♦	Lack of liquidity—There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.
♦	Potential conflicts—Because we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.
♦	In addition to the level of the Basket on any day, many economic and market factors will affect the value of the Notes.
♦	We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, which could affect the level of the Basket or the value of the Notes.

Investing in the notes involves a number of risks. See “Risk Factors” in the accompanying product supplement and “Selected Risk Considerations” in the accompanying term sheet. Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.